Rule 12g3-2(b) File No. 82/5168

02060811

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finai
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 23 2002
WASH. D.C. 180 SECTION

20 December, 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/8

Enclosures: - Orange SA announces plans to withdraw from Swedish market

Orange SA announces plans to withdraw from Swedish market

London/Malmo. December 19 2002. Orange SA today announced its intention to withdraw from the Swedish market in direct response to the pressures placed upon it by the UMTS licence requirements and current market conditions.

In line with this, Orange Sverige will today significantly reduce the size of its operation with a redundancy programme affecting its remaining 234 staff. All positions affected will be dealt with in accordance with Swedish legislation and negotiations with the trade union representatives have begun. Employees will receive the company's full support during this period.

Orange will continue to explore all options to secure the future of its Swedish operation.

Ends

For more information please contact the Orange Media Centre

Denise Lewis, Group Director of Corporate Affairs

+44 207 984 2000

Niamh Byrne, Group Head of Media Relations

+44 2079841995

For further information:
Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with a presence in 21 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic and the Cameroon. The Orange group also has controlled operations in Belgium (Mobistar), the Netherlands (Dutchtone), Botswana (Vista Cellular) and Madagascar (SMM) and intends to launch Orange UMTS operations in Luxembourg. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Italy (Wind), Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile).

As at the end of September 2002, Orange was the largest mobile operator in both the UK with 13.1 million active customers, and France with 18.8 million customers. Orange has 43.2 million controlled customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

For more information please call the Orange media centre on +44 207 984 2000 or +44 7973 201 911